                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                         AMENDMENT NO. 6

                               to

                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934


                CATELLUS DEVELOPMENT CORPORATION
                    (Name of Subject Company)


                 Common Shares, $0.01 par value
                 (Title of Class of Securities)


                           149-111-106
                         (CUSIP Number)

                         Judd D. Malkin
                      JMB/Bay Area Partners
                   100 Bush Street, 27th Floor
                San Francisco, California  94014
                     Tel. No. (415) 772-3500
             (Name, Address and Telephone Number of
                  Persons Authorized to Receive
                   Notices and Communications)


                           March 4, 1994
                  (Date of Event Which Requires
                    Filing of this Statement)











                        Page 1 of 7 Pages

                          SCHEDULE 13D

CUSIP No. 149-111-106              Page   2   of    7   Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bay Area Real Estate Investment Associates, L.P.
     I.R.S. I.D. No. 94-310-4456

2    CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP*                                  (a)  [ ]
                                                  (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

               7    SOLE VOTING POWER
                    0
NUMBER OF
  SHARES       8    SHARED VOTING POWER
BENEFICIALLY        37,757,342
OWNED BY
   EACH        9    SOLE DISPOSITIVE POWER
 REPORTING          0
PERSON WITH
               10   SHARED DISPOSITIVE POWER
                    37,757,342

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     37,757,342

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                          [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11)

     approx. 46.8%

14   TYPE OF REPORTING PERSON*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP No. 149-111-106              Page   3   of    7   Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     California Public Employees' Retirement System
     I.R.S. I.D. No. 94-620-7465

2    CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP*                                  (a)  [ ]
                                                  (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)           [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Unit of the State and Consumer Services
     Agency of the State of California

                    7    SOLE VOTING POWER
                          0
NUMBER OF
 SHARES             8    SHARED VOTING POWER
BENEFICIALLY             37,757,342
 OWNED BY
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING                0
PERSON WITH
                    10   SHARED DISPOSITIVE POWER
                         37,757,342

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     37,757,342

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                          [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     approx. 46.8%

14   TYPE OF REPORTING PERSON*

     EP
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 6 amends and supplements the
Statement on Schedule 13D (the "Schedule 13D") filed by California Public Employees' Retirement System ("CalPERS"), a governmental employee pension fund, which is a unit of the State and Consumer Services Agency of the State of California, and Bay Area Real Estate Investment Associates L.P. ("BAREIA"), a limited partnership formed under the California Revised Limited Partnership Act of which CalPERS is the sole limited partner, with respect to the common stock, par value $0.01 per share (the "Common Stock") of Catellus Development Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 6 have the meanings given to such terms in the Schedule 13D.

Item 3.  Sources and Amount of Funds.

          Item 3 is amended by adding to the end thereof the following information:

          On March 4, 1994, CalPERS made an additional capital contribution to BAREIA of 27,000 shares of Common Stock; the total number of shares contributed by CalPERS on such date (including the 242,168 shares reported in Amendment No. 5) was 269,168. The shares so contributed to the capital of BAREIA were acquired by CalPERS on December 4, 1990 from Santa Fe Pacific Corporation pursuant to a spin-off transaction described more fully in Item 5 of the Schedule 13D originally filed by CalPERS and BAREIA. In connection with such transactions, JMB/Bay Area Partners will make an aggregate capital contribution to BAREIA of approximately $6,722 (including the $6,066 reported in Amendment No. 5) from its working capital funds.

Item 4.  Purpose of the Transaction.

          Item 4 is amended by adding to the end thereof the following information:

          On March 4, 1994, CalPERS made an additional capital contribution to BAREIA of 27,000 shares of Common Stock; the total number of shares contributed by CalPERS on such date (including the 242,168 shares reported in Amendment No. 5) was 269,168. As a result of those transactions the BAREIA Percentage, as that term is defined in the BAREIA Agreement, is 41.11.

Item 5.  Interest in Securities of Issuer.

          Item 5 is amended by adding to the end of 5(a)-(c) the following information:

          On March 4, 1994, CalPERS made an additional capital contribution to BAREIA of 27,000 shares of Common Stock; the total number of shares contributed by CalPERS on such date (including the 242,168 shares reported in Amendment No. 5) was 269,168.

                        Page 4 of 7 Pages

               As the sole limited partner of BAREIA, CalPERS may
be deemed to have shared power to vote or to direct the vote of and shared power to dispose of or direct the disposition of 37,757,342 shares of Common Stock, including 7,757,737 shares of Common Stock currently issuable upon conversion of 1,405,702 shares of Preferred Stock, which would constitute approximately 46.8% of such Common Stock.

          BAREIA beneficially owns 37,757,342 shares of Common Stock of the Issuer, including 7,757,737 shares of Common Stock currently issuable upon conversion of the Preferred Stock referred to above, which would constitute approximately 46.8% of such Common Stock. BAREIA has shared power to dispose of or to direct the disposition of and shared power to vote or direct the vote of such shares.







































                        Page 5 of 7 Pages

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Date:  March 15, 1994         BAY AREA REAL ESTATE INVESTMENT
                              ASSOCIATES, L.P.


                              By:  JMB/Bay Area Partners, an
                                   Illinois general partnership,
                                   its General Partner

                              By:  JMB/IH-II, Inc., a General
                                   Partner


                              By:  /s/ Judd D. Malkin
                                   Judd D. Malkin
                                   Chairman

































                        Page 6 of 7 Pages

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Date:  March 15, 1994         CALIFORNIA PUBLIC EMPLOYEES'
                              RETIREMENT SYSTEM


                              By:  /s/ James E. Burton
                                   James E. Burton
                                   Assistant Executive Officer
                                   Investment Operations







































                        Page 7 of 7 Pages